EXHIBIT 3

Pro Forma Leverage

The following table sets forth (i) the leverage of Dell Inc. as at July 31, 2013 based on Dell forecasts, (ii) the leverage of Dell pro forma for the proposed Michael Dell/Silver Lake transaction, and (iii) the leverage of Dell pro forma for the proposed $14 Tender Offer.

The information, “Gross Debt” and “Cash”, presented in the column “Dell Forecast” are Dell forecasts and were obtained from Dell’s Schedule 14A filed with the Securities and Exchange Commission on June 24, 2013.

As at July 31, 2013
	Dell Forecast1	Pro Forma for Proposed Michael Dell/Silver Lake Transaction	Pro Forma for Proposed $14 Tender Offer
(in millions, except ratios)
Gross Debt	$ 6,800	Approx. $ 18,000	$ 10,547
Cash	$ 13,300	$ 4,9002	$ 4,900
Net Debt	$ (6,500)	Approx. $ 13,100	$ 5,647
Net Debt/EBITDA5	(1.8x) 3	3.7x3	1.7x4

The pro forma leverage is presented for informational purposes only and is based on certain assumptions that we believe to be reasonable.  In our opinion, all adjustments have been made that are needed to present fairly the pro forma leverage.

The pro forma leverage should be read in conjunction with Dell Inc.’s financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which appear in Dell Inc.’s Report on Form 10-Q for the quarterly period ended May 3, 2013, which was filed with the SEC on June 12, 2013.

1. Debt of $6.8 billion and cash of $13.3 billion are Dell forecasts as at July 31, 2013, as disclosed in Dell’s Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2013.

2. Based on the Dell forecast of minimum cash of $6.4 billion (as disclosed in Dell’s Schedule 14A filed with the SEC on June 24, 2013) less the undrawn revolver of $1.5 billion (which is included in the $6.4 billion), as disclosed in Dell’s Schedule 14A filed with the SEC on June 24, 2013.

3. Assumes EBITDA of $3.577 billion, which is based on FY 2014 Final Board Case EBITDA of $3.254 billion, plus $323 million to add-back for the loss of DFS income (as disclosed in Dell’s Schedule 14A filed with the SEC on June 24, 2013).

4. Assumes EBITDA of $3.254 billion, which is based on the FY 2014 Final Board Case of $3.254 billion, pro forma for the loss of DFS income of $323 million (as disclosed in Dell’s Schedule 14A filed with the SEC on June 24, 2013).

5. Dell EBITDA figures were obtained from the “Dell Special Committee Investor Presentation, June 2013”, filed with the SEC on Schedule 14A on June 24, 2013 (see page 34, footnote 2).  EBITDA is a non-GAAP financial measure.  Dell has not provided a reconciliation for EBITDA to the most comparable GAAP financial measure. In Dell’s Definitive Proxy Statement, filed with the SEC on May 30, 2013 (see pages 95 to 96),  Dell stated the following:

The financial projections and forecasts included non−GAAP financial measures, which were presented because management and BCG believed they could be useful indicators of the Company’s projected future operating performance and cash flow. The Company prepared its financial projections on a non−GAAP basis. The Company has not included in this proxy statement a reconciliation of its projected non−GAAP gross margin, non−GAAP operating income or non−GAAP net income to the most comparable GAAP financial measure, consisting of GAAP gross margin, GAAP operating income and GAAP net income, respectively, because information is not available to the Company’s management to identify or reasonably estimate future severance and facility actions, future acquisition−related costs, or future acquisition−related tax adjustments, each of which is excluded from the non−GAAP financial measures. The calculation of the excluded items would require information about the number, size, nature and timing of any future acquisitions by the Company, as well as purchase accounting adjustments related to such acquisitions. Because of the contingent nature of the exclusions, and because the acquisitions on which the exclusions are dependent have not occurred and cannot reasonably be predicted, the specific adjustments cannot be forecast with accuracy. The financial projections and forecasts included in this proxy statement should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP (see “Important Information Regarding Dell—Selected Summary Historical Consolidated Financial Data” beginning on page 172). In addition, because non−GAAP financial measures are not determined consistently by all companies, the non−GAAP measures presented in these financial projections and forecasts may not be comparable to similarly titled measures of other companies.  For the foregoing reasons, as well as the bases and assumptions on which the financial projections and forecasts were compiled, the inclusion of specific portions of the financial projections and forecasts in this proxy statement should not be regarded as an indication that either the Company or BCG considers such financial projections or forecasts to be an accurate prediction of future events, and the projections and forecasts should not be relied on as such an indication. No one has made any representation to any stockholder of the Company or anyone else regarding the information included in the financial projections and forecasts discussed below.

Icahn urges Dell stockholders to refer to Dell’s Definitive Proxy Statement and other Dell materials filed with the SEC for further and detailed information concerning Dell’s calculation of EBITDA.